FIDELITY EXPLORATION & PRODUCTION COMPANY

Estimated

Future Reserves

Attributable to Certain

Leasehold and Royalty Interests

SEC Parameters

As of

December 31, 2014

/s/ Joseph E. Blankenship
Joseph E. Blankenship, P.E.
TBPE License No. 62093
Senior Vice President
[SEAL]
RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

RYDER SCOTT COMPANY
PETROLEUM CONSULTANTS
TBPE REGISTERED ENGINEERING FIRM F-1580		FAX (713) 651-0849
1100 LOUISIANA STREET SUITE 4600	HOUSTON, TEXAS 77002-5294	TELEPHONE (713) 651-9191

January 29, 2015

Fidelity Exploration & Production Company
1700 Lincoln, Suite 2800
Denver, Colorado 80203

Gentlemen:

At the request of Fidelity Exploration & Production Company (Fidelity), Ryder Scott Company, L.P. (Ryder Scott) has conducted a reserves audit of the estimates of the proved reserves as of December 31, 2014 prepared by Fidelity’s engineering and geological staff based on the definitions and disclosure guidelines of the United States Securities and Exchange Commission (SEC) contained in Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). Fidelity Exploration & Production Company is an indirect wholly owned subsidiary of MDU Resources (MDU).

Our reserves audit, completed on January 27, 2015 and presented herein, was prepared for public disclosure by MDU in filings made with the SEC in accordance with the disclosure requirements set forth in the SEC regulations. The estimated reserves shown herein represent Fidelity’s estimated net reserves attributable to the leasehold and royalty interests in certain properties owned by Fidelity, which were all reviewed by Ryder Scott, as of December 31, 2014. The properties reviewed by Ryder Scott incorporate 3818 reserve determinations and are located in the states of Alabama, Arkansas, Colorado, Louisiana, Montana, New Mexico, North Dakota, Oklahoma, Texas, Utah, Wyoming, and in federal waters offshore Louisiana and Texas.

The properties reviewed by Ryder Scott account for 100 percent of the total net proved liquid hydrocarbon reserves and 100 percent of the total net proved gas reserves of Fidelity as of December 31, 2014.

As prescribed by the Society of Petroleum Engineers in Paragraph 2.2(f) of the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information (SPE auditing standards), a reserves audit is defined as “the process of reviewing certain of the pertinent facts interpreted and assumptions made that have resulted in an estimate of reserves prepared by others and the rendering of an opinion about (1) the appropriateness of the methodologies employed; (2) the adequacy and quality of the data relied upon; (3) the depth and thoroughness of the reserves estimation process; (4) the classification of reserves appropriate to the relevant definitions used; and (5) the reasonableness of the estimated reserve quantities.”

Based on our review, including the data, technical processes and interpretations presented by Fidelity, it is our opinion that the overall procedures and methodologies utilized by Fidelity in preparing their estimates of the proved reserves as of December 31, 2014 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Fidelity are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

SUITE 600, 1015 4TH STREET, S.W.    CALGARY, ALBERTA T2R 1J4    TEL (403) 262-2799    FAX (403) 262-2790
621 17TH STREET, SUITE 1550    DENVER, COLORADO 80293-1501    TEL (303) 623-9147    FAX (303) 623-4258

Fidelity Exploration & Production Company
January 29, 2015

The estimated reserves presented in this report are related to hydrocarbon prices. Fidelity has informed us that in the preparation of their reserve and income projections, as of December 31, 2014, they used average prices during the 12-month period prior to the "as of date" in this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements, as required by the SEC regulations. Actual future prices may vary significantly from the prices required by SEC regulations; therefore, volumes of reserves actually recovered and the amounts of income actually received may differ significantly from the estimated quantities presented in this report. The net reserves as estimated by Fidelity attributable to Fidelity's interests in properties that we reviewed are summarized as follows:

SEC PARAMETERS
Estimated Net Reserves
Certain Leasehold and Royalty Interests of
Fidelity Exploration & Production Company
As of December 31, 2014

	Proved
	Developed			Total
	Producing	Non-Producing	Undeveloped	Proved
Total Net Reserves All Audited by Ryder Scott
Oil/Condensate - Barrels	29,630,836	499,023	13,788,344	43,918,203
Plant Products - Barrels	3,466,865	749,806	2,970,132	7,186,803
Gas – MMCF	161,461	22,976	60,574	245,011

Liquid hydrocarbons are expressed in standard 42 gallon barrels. All gas volumes are reported on an “as sold basis” expressed in millions of cubic feet (MMCF) at the official temperature and pressure bases of the areas in which the gas reserves are located.

Reserves Included in This Report

In our opinion, the proved reserves presented in this report conform to the definition as set forth in the Securities and Exchange Commission’s Regulations Part 210.4-10(a). An abridged version of the SEC reserves definitions from 210.4-10(a) entitled “Petroleum Reserves Definitions” is included as an attachment to this report.

The various proved reserve status categories are defined under the attachment entitled “Petroleum Reserves Status Definitions and Guidelines” in this report. The proved developed non-producing reserves included herein consist of the shut-in and behind pipe categories.

Reserves are “estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations.” All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. At Fidelity’s request, this report addresses only the proved reserves attributable to the properties reviewed herein.

Proved oil and gas reserves are “those quantities of oil and gas which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward.” The proved reserves included herein were estimated using deterministic methods. The SEC has defined reasonable certainty for proved reserves, when based on deterministic methods, as a “high degree of confidence that the quantities will be recovered.”

Proved reserve estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change. For proved reserves, the SEC states that “as changes due to increased availability of geoscience (geological, geophysical, and geochemical), engineering, and economic data are made to the estimated ultimate recovery (EUR) with time, reasonably certain EUR is much more likely to increase or remain constant than to decrease.” Moreover, estimates of proved reserves may be revised as a result of future operations, effects of regulation by governmental agencies or geopolitical or economic risks. Therefore, the proved reserves included in this report are estimates only and should not be construed as being exact quantities, and if recovered, could be more or less than the estimated amounts.

Audit Data, Methodology, Procedure and Assumptions

The estimation of reserves involves two distinct determinations. The first determination results in the estimation of the quantities of recoverable oil and gas and the second determination results in the estimation of the uncertainty associated with those estimated quantities in accordance with the definitions set forth by the Securities and Exchange Commission’s Regulations Part 210.4-10(a). The process of estimating the quantities of recoverable oil and gas reserves relies on the use of certain generally accepted analytical procedures. These analytical procedures fall into three broad categories or methods: (1) performance-based methods; (2) volumetric-based methods; and (3) analogy. These methods may be used singularly or in combination by the reserve evaluator in the process of estimating the quantities of reserves. Reserve evaluators must select the method or combination of methods which in their professional judgment is most appropriate given the nature and amount of reliable geoscience and engineering data available at the time of the estimate, the established or anticipated performance characteristics of the reservoir being evaluated and the stage of development or producing maturity of the property.

In many cases, the analysis of the available geoscience and engineering data and the subsequent interpretation of this data may indicate a range of possible outcomes in an estimate, irrespective of the method selected by the evaluator. When a range in the quantity of reserves is identified, the evaluator must determine the uncertainty associated with the incremental quantities of the reserves. If the reserve quantities are estimated using the deterministic incremental approach, the uncertainty for each discrete incremental quantity of the reserves is addressed by the reserve category assigned by the evaluator. Therefore, it is the categorization of reserve quantities as proved, probable and/or possible that addresses the inherent uncertainty in the estimated quantities reported. For proved reserves, uncertainty is defined by the SEC as reasonable certainty wherein the “quantities actually recovered are much more likely than not to be achieved.” The SEC states that “probable reserves are those additional reserves that are less certain to be recovered than proved reserves but which, together with proved reserves, are as likely as not to be recovered.” The SEC states that “possible reserves are those additional reserves that are less certain to be recovered than probable reserves and the total quantities ultimately recovered from a project have a low probability of exceeding

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

proved plus probable plus possible reserves.” All quantities of reserves within the same reserve category must meet the SEC definitions as noted above.

Estimates of reserves quantities and their associated reserve categories may be revised in the future as additional geoscience or engineering data become available. Furthermore, estimates of reserves quantities and their associated reserve categories may also be revised due to other factors such as changes in economic conditions, results of future operations, effects of regulation by governmental agencies or geopolitical or economic risks as previously noted herein.

The proved reserves, prepared by Fidelity, for the properties that we reviewed were estimated by performance methods, the volumetric method, analogy, or a combination of methods. Approximately 95 percent of the proved producing reserves attributable to producing wells and/or reservoirs that we reviewed were estimated by performance methods. These performance methods include, but may not be limited to, decline curve analysis, material balance and/or reservoir simulation, which utilized extrapolations of historical production and pressure data available through October 2014, in those cases where such data were considered to be definitive. The data utilized in this analysis were furnished to Ryder Scott by Fidelity or obtained from public data sources and were considered sufficient for the purpose thereof. The remaining 5 percent of the proved producing reserves that we reviewed were estimated by the volumetric method, analogy, or a combination of methods. These methods were used where there were inadequate historical performance data to establish a definitive trend and where the use of production performance data as a basis for the reserve estimates was considered to be inappropriate.

Approximately 100 percent of the proved developed non-producing and undeveloped reserves that we reviewed were estimated by the volumetric method, analogy, or a combination of methods. The volumetric analysis utilized pertinent well and seismic data furnished to Ryder Scott by Fidelity for our review or which we have obtained from public data sources that were available through October 2014. The data utilized from the analogues as well as well and seismic data incorporated into the volumetric analysis were considered sufficient for the purpose thereof.

Fidelity’s reserves are in conventional formations, coal seams and shales. Although most of Fidelity’s reserves are based on primary recovery, some of Fidelity’s reserves are based on secondary recovery; examples would include some of Fidelity’s properties operated by Denbury Resources Inc. in Montana and North Dakota. Although most of Fidelity’s reserves will be produced through vertical wellbores, some of Fidelity’s reserves will be produced through horizontal wellbores; examples would include Fidelity’s wells producing the Bakken Shale.

To estimate economically recoverable proved oil and gas reserves, many factors and assumptions are considered including, but not limited to, the use of reservoir parameters derived from geological, geophysical and engineering data which cannot be measured directly, economic criteria based on current costs and SEC pricing requirements, and forecasts of future production rates. Under the SEC regulations 210.4-10(a)(22)(v) and (26), proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which economic producibility from a reservoir is to be determined. While it may reasonably be anticipated that the future prices received for the sale of production and the operating costs and other costs relating to such production may increase or decrease from those under existing economic conditions, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in conducting this review.

As stated previously, proved reserves must be anticipated to be economically producible from a given date forward based on existing economic conditions including the prices and costs at which

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

economic producibility from a reservoir is to be determined. To confirm that the proved reserves reviewed by us meet the SEC requirements to be economically producible, we have reviewed certain primary economic data utilized by Fidelity relating to hydrocarbon prices and costs as noted herein.

The hydrocarbon prices furnished by Fidelity for the properties reviewed by us are based on SEC price parameters using the average prices during the 12-month period prior to the "as of date" of this report, determined as the unweighted arithmetic averages of the prices in effect on the first-day-of-the-month for each month within such period, unless prices were defined by contractual arrangements. For hydrocarbon products sold under contract, the contract prices, including fixed and determinable escalations exclusive of inflation adjustments, were used until expiration of the contract. Upon contract expiration, the prices were adjusted to the 12-month unweighted arithmetic average as previously described.

The initial SEC hydrocarbon prices in effect on December 31, 2014 for the properties reviewed by us were determined using the 12-month average first-day-of-the-month benchmark prices appropriate to the geographic area where the hydrocarbons are sold. These benchmark prices are prior to the adjustments for differentials as described herein. The table below summarizes the “benchmark prices” and “price reference” used by Fidelity for the geographic areas reviewed by us. In certain geographic areas, the price reference and benchmark prices may be defined by contractual arrangements.

The product prices which were actually used by Fidelity to determine the future gross revenue for each property reviewed by us reflect adjustments to the benchmark prices for gravity, quality, local conditions, gathering and transportation fees and/or distance from market, referred to herein as “differentials.” The differentials used by Fidelity were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Fidelity.

The table below summarizes Fidelity’s net volume weighted benchmark prices adjusted for differentials for the properties reviewed by us and referred to herein as Fidelity’s “average realized prices.” The average realized prices shown in the table below were determined from Fidelity’s estimate of the total future gross revenue before production taxes for the properties reviewed by us and Fidelity’s estimate of the total net reserves for the properties reviewed by us for the geographic area. The data shown in the table below is presented in accordance with SEC disclosure requirements for each of the geographic areas reviewed by us.

Geographic Area	Product	Price Reference	Average Benchmark Prices	Average Realized Prices
North America
United States	Oil/Condensate	WTI Cushing	$94.99/Bbl	$83.66/Bbl
	NGLs	WTI Cushing	$94.99/Bbl	$36.10/Bbl
	Gas	Henry Hub	$4.342/MMBTU	$5.11/MCF

The effects of derivative instruments designated as price hedges of oil and gas quantities are not reflected in Fidelity’s individual property evaluations.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

Accumulated gas production imbalances, if any, were not taken into account in the proved gas reserve estimates reviewed. The proved gas volumes presented herein do not include volumes of gas consumed in operations as reserves.

Operating costs used by Fidelity are based on the operating expense reports of Fidelity and include only those costs directly applicable to the leases or wells for the properties reviewed by us. The operating costs include a portion of general and administrative costs allocated directly to the leases and wells. For operated properties, the operating costs include an appropriate level of corporate general administrative and overhead costs. The operating costs for non-operated properties include the COPAS overhead costs that are allocated directly to the leases and wells under terms of operating agreements. The operating costs furnished by Fidelity were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Fidelity. No deduction was made for loan repayments, interest expenses, or exploration and development prepayments that were not charged directly to the leases or wells.

Development costs furnished by Fidelity are based on authorizations for expenditure for the proposed work or actual costs for similar projects. The development costs furnished by Fidelity were accepted as factual data and reviewed by us for their reasonableness; however, we have not conducted an independent verification of the data used by Fidelity. The estimated net cost of abandonment after salvage was included by Fidelity for properties where abandonment costs net of salvage were significant. Fidelity’s estimates of the net abandonment costs were accepted without independent verification.

The proved developed non-producing and undeveloped reserves for the properties reviewed by us have been incorporated herein in accordance with Fidelity’s plans to develop these reserves as of December 31, 2014. The implementation of Fidelity’s development plans as presented to us is subject to the approval process adopted by Fidelity’s management. As the result of our inquires during the course of our review, Fidelity has informed us that the development activities for the properties reviewed by us have been subjected to and received the internal approvals required by Fidelity’s management at the appropriate local, regional and/or corporate level. In addition to the internal approvals as noted, certain development activities may still be subject to specific partner AFE processes, Joint Operating Agreement (JOA) requirements or other administrative approvals external to Fidelity. Additionally, Fidelity has informed us that they are not aware of any legal, regulatory or political obstacles that would significantly alter their plans. While these plans could change from those under existing economic conditions as of December 31, 2014, such changes were, in accordance with rules adopted by the SEC, omitted from consideration in making this evaluation. All of Fidelity’s proved undeveloped reserves are scheduled to be developed within the five year window, from the first booked date, as prescribed by the SEC.

Current costs used by Fidelity were held constant throughout the life of the properties.

Fidelity’s forecasts of future production rates are based on historical performance from wells currently on production. If no production decline trend had been established, future production rates were held constant, or inclined during the dewatering phase for coal seam gas, as appropriate, until a decline in ability to produce was anticipated. An estimated rate of decline was then applied to depletion of the reserves. If a decline trend had been established, this trend was used as the basis for estimating future production rates.

Test data and other related information were used by Fidelity to estimate the anticipated initial production rates for those wells or locations that are not currently producing. For reserves not yet on production, sales were estimated to commence at an anticipated date furnished by Fidelity. Wells or

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

locations that are not currently producing may start producing earlier or later than anticipated in Fidelity’s estimates due to unforeseen factors causing a change in the timing to initiate production. Such factors may include delays due to weather, the availability of rigs, the sequence of drilling, completing and/or recompleting wells and/or constraints set by regulatory bodies.

The future production rates from wells currently on production or wells or locations that are not currently producing may be more or less than estimated because of changes including, but not limited to, reservoir performance, operating conditions related to surface facilities, compression and artificial lift, pipeline capacity and/or operating conditions, producing market demand and/or allowables or other constraints set by regulatory bodies.

Fidelity’s operations may be subject to various levels of governmental controls and regulations. These controls and regulations may include, but may not be limited to, matters relating to land tenure and leasing, the legal rights to produce hydrocarbons, drilling and production practices, environmental protection, marketing and pricing policies, royalties, various taxes and levies including income tax and are subject to change from time to time. Such changes in governmental regulations and policies may cause volumes of proved reserves actually recovered and amounts of proved income actually received to differ significantly from the estimated quantities.

The estimates of proved reserves presented herein were based upon a review of the properties in which Fidelity owns an interest; however, we have not made any field examination of the properties. No consideration was given in this report to potential environmental liabilities that may exist nor were any costs included by Fidelity for potential liabilities to restore and clean up damages, if any, caused by past operating practices.

Certain technical personnel of Fidelity are responsible for the preparation of reserve estimates on new properties and for the preparation of revised estimates, when necessary, on old properties. These personnel assembled the necessary data and maintained the data and workpapers in an orderly manner. We consulted with these technical personnel and had access to their workpapers and supporting data in the course of our audit.

Fidelity has informed us that they have furnished us all of the material accounts, records, geological and engineering data, and reports and other data required for this investigation. In performing our audit of Fidelity’s forecast of future proved production, we have relied upon data furnished by Fidelity with respect to property interests owned, production and well tests from examined wells, normal direct costs of operating the wells or leases, other costs such as transportation and/or processing fees, ad valorem and production taxes, recompletion and development costs, development plans, abandonment costs after salvage, product prices based on the SEC regulations, adjustments or differentials to product prices, geological structural and isochore maps, well logs, core analyses, and pressure measurements. Ryder Scott reviewed such factual data for its reasonableness; however, we have not conducted an independent verification of the data furnished by Fidelity. The data described herein were accepted as authentic and sufficient for determining the reserves unless, during the course of our examination, a matter of question came to our attention in which case the data were not accepted until all questions were satisfactorily resolved. We consider the factual data furnished to us by Fidelity to be appropriate and sufficient for the purpose of our review of Fidelity’s estimates of reserves. In summary, we consider the assumptions, data, methods and analytical procedures used by Fidelity and as reviewed by us appropriate for the purpose hereof, and we have used all such methods and procedures that we consider necessary and appropriate under the circumstances to render the conclusions set forth herein.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

Audit Opinion

Based on our review, including the data, technical processes and interpretations presented by Fidelity, it is our opinion that the overall procedures and methodologies utilized by Fidelity in preparing their estimates of the proved reserves as of December 31, 2014 comply with the current SEC regulations and that the overall proved reserves for the reviewed properties as estimated by Fidelity are, in the aggregate, reasonable within the established audit tolerance guidelines of 10 percent as set forth in the SPE auditing standards.

We were in reasonable agreement with Fidelity's estimates of proved reserves for the properties which we reviewed; although in certain cases there was more than an acceptable variance between Fidelity's estimates and our estimates due to a difference in interpretation of data or due to our having access to data which were not available to Fidelity when its reserve estimates were prepared. However notwithstanding, it is our opinion that on an aggregate basis the data presented herein for the properties that we reviewed fairly reflects the estimated net reserves owned by Fidelity.

Standards of Independence and Professional Qualification

Ryder Scott is an independent petroleum engineering consulting firm that has been providing petroleum consulting services throughout the world since 1937. Ryder Scott is employee-owned and maintains offices in Houston, Texas; Denver, Colorado; and Calgary, Alberta, Canada. We have over eighty engineers and geoscientists on our permanent staff. By virtue of the size of our firm and the large number of clients for which we provide services, no single client or job represents a material portion of our annual revenue. We do not serve as officers or directors of any privately-owned or publicly-traded oil and gas company and are separate and independent from the operating and investment decision-making process of our clients. This allows us to bring the highest level of independence and objectivity to each engagement for our services.

Ryder Scott actively participates in industry-related professional societies and organizes an annual public forum focused on the subject of reserves evaluations and SEC regulations. Many of our staff have authored or co-authored technical papers on the subject of reserves related topics. We encourage our staff to maintain and enhance their professional skills by actively participating in ongoing continuing education.

Prior to becoming an officer of the Company, Ryder Scott requires that staff engineers and geoscientists have received professional accreditation in the form of a registered or certified professional engineer’s license or a registered or certified professional geoscientist’s license, or the equivalent thereof, from an appropriate governmental authority or a recognized self-regulating professional organization.

We are independent petroleum engineers with respect to Fidelity. Neither we nor any of our employees have any financial interest in the subject properties, and neither the employment to do this work nor the compensation is contingent on our estimates of reserves for the properties which were reviewed.

The results of this audit, presented herein, are based on technical analysis conducted by teams of geoscientists and engineers from Ryder Scott. The professional qualifications of the undersigned, the technical person primarily responsible for overseeing, reviewing and approving the review of the reserves information discussed in this report, are included as an attachment to this letter.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Fidelity Exploration & Production Company
January 29, 2015

Terms of Usage

Fidelity Exploration & Production Company is an indirect wholly owned subsidiary of MDU Resources (MDU). The results of our third party audit, presented in report form herein, were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by MDU.

MDU makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act. Furthermore, MDU has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference. We have consented to the incorporation by reference in the registration statements on Form S-3 and Form S-8 of MDU of the references to our name as well as to the references to our third party report for Fidelity, which appears in the December 31, 2014 annual report on Form 10-K of MDU. Our written consent for such use is included as a separate exhibit to the filings made with the SEC by MDU.

We have provided Fidelity with a digital version of the original signed copy of this report letter. In the event there are any differences between the digital version included in filings made by Fidelity and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The data and work papers used in the preparation of this report are available for examination by authorized parties in our offices. Please contact us if we can be of further service.

Very truly yours,

RYDER SCOTT COMPANY, L.P.
TBPE Firm Registration No. F-1580

/s/ Joseph E. Blankenship

Joseph E. Blankenship, P.E.
TBPE License No. 62093
Senior Vice President
[SEAL]
JEB (FWZ)/pl

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

Professional Qualifications of Primary Technical Person

The conclusions presented in this report are the result of technical analysis conducted by teams of geoscientists and engineers from Ryder Scott Company, L.P. Mr. Joseph E. Blankenship was the primary technical person responsible for overseeing the estimation and evaluation process with respect to the preparation of this report.

Mr. Blankenship, an employee of Ryder Scott Company L.P. (Ryder Scott) since 1982, is a Senior Vice President and also serves as Chief Technical Advisor for unconventional reserves evaluation. Mr. Blankenship is responsible for coordinating and supervising staff and consulting engineers of the company in ongoing reservoir evaluation studies worldwide. Before joining Ryder Scott, Mr. Blankenship served in a number of engineering positions with Exxon Company USA. For more information regarding Mr. Blankenship’s geographic and job specific experience, please refer to the Ryder Scott Company website at www.ryderscott.com/Company/Employees.

Mr. Blankenship earned a Bachelor of Science degree in Mechanical Engineering from the University of Alabama in 1977. He is a member of the Honorary Engineering Society Pi Tau Sigma and is a licensed Professional Engineer in the State of Texas. He attended Exxon schools on Reservoir Engineering, Well Log Analysis, Economic Evaluation, Oil and Gas Facility Design, and Offshore Platform Design. He is also a member of the Society of Petroleum Engineers (SPE) and the Society of Petroleum Evaluation Engineers (SPEE). He has served as Chairman of the SPE Newsletter Committee and has been invited by the SPEE to lecture on the subject of Coal Seam evaluation.

In addition to gaining experience and competency through prior work experience, the Texas Board of Professional Engineers requires a minimum of fifteen hours of continuing education annually, including at least one hour in the area of professional ethics, which Mr. Blankenship fulfills. Mr. Blankenship’s continuing education in 2014 included training on Aries Economic Evaluation Software, Nodal Analysis, Petrovisual Data Visualization Software, Petroleum Production Pricing, SEC vs. SPE PRMS Reserves Definitions, Probabilistic Evaluation Methods, Evaluation Quality Control and Quality Assurance, Reservoir Solutions Software, and Spotfire Business Intelligence Analytics Software. Mr. Blankenship also served as instructor in two courses on Unconventional and Conventional Reserves Evaluation.

In 2013, Mr. Blankenship’s attended classes on Booking of Enhanced Oil Recovery (EOR) Reserves, Formation Fracturing Statistics, SEC Reserves Disclosures, Analysis of Shale Reserves, and Reserves Reconciliation. Mr. Blankenship also served as instructor in two courses on Unconventional Resource Evaluation.

In 2012, Mr. Blankenship attended classes on The Application of SPEE Monograph 3, Statistical Review of Shale Plays, the Simulation Model Review Process, A New SEC Data Gathering Program, Reserves Impact on Book Value Calculations, Comparison of Different Reserves Standards, Different Production Decline Models Used for Resource Plays, and Eagle Ford Shale Play Volumetric Analysis. Mr. Blankenship also served as instructor in some short courses on Unconventional Resource Evaluation.

Based on his educational background, professional training and more than 37 years of practical experience in the estimation and evaluation of petroleum reserves, Mr. Blankenship has attained the professional qualifications as a Reserves Estimator and Reserves Auditor set forth in Article III of the “Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information” promulgated by the Society of Petroleum Engineers as of February 19, 2007.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

PREAMBLE

On January 14, 2009, the United States Securities and Exchange Commission (SEC) published the “Modernization of Oil and Gas Reporting; Final Rule” in the Federal Register of National Archives and Records Administration (NARA). The “Modernization of Oil and Gas Reporting; Final Rule” includes revisions and additions to the definition section in Rule 4-10 of Regulation S-X, revisions and additions to the oil and gas reporting requirements in Regulation S-K, and amends and codifies Industry Guide 2 in Regulation S-K. The “Modernization of Oil and Gas Reporting; Final Rule”, including all references to Regulation S-X and Regulation S-K, shall be referred to herein collectively as the “SEC regulations”. The SEC regulations take effect for all filings made with the United States Securities and Exchange Commission as of December 31, 2009, or after January 1, 2010. Reference should be made to the full text under Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) for the complete definitions (direct passages excerpted in part or wholly from the aforementioned SEC document are denoted in italics herein).

Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. All reserve estimates involve an assessment of the uncertainty relating the likelihood that the actual remaining quantities recovered will be greater or less than the estimated quantities determined as of the date the estimate is made. The uncertainty depends chiefly on the amount of reliable geologic and engineering data available at the time of the estimate and the interpretation of these data. The relative degree of uncertainty may be conveyed by placing reserves into one of two principal classifications, either proved or unproved. Unproved reserves are less certain to be recovered than proved reserves and may be further sub-classified as probable and possible reserves to denote progressively increasing uncertainty in their recoverability. Under the SEC regulations as of December 31, 2009, or after January 1, 2010, a company may optionally disclose estimated quantities of probable or possible oil and gas reserves in documents publicly filed with the SEC. The SEC regulations continue to prohibit disclosure of estimates of oil and gas resources other than reserves and any estimated values of such resources in any document publicly filed with the SEC unless such information is required to be disclosed in the document by foreign or state law as noted in §229.1202 Instruction to Item 1202.

Reserves estimates will generally be revised only as additional geologic or engineering data become available or as economic conditions change.

Reserves may be attributed to either natural energy or improved recovery methods. Improved recovery methods include all methods for supplementing natural energy or altering natural forces in the reservoir to increase ultimate recovery. Examples of such methods are pressure maintenance, natural gas cycling, waterflooding, thermal methods, chemical flooding, and the use of miscible and immiscible displacement fluids. Other improved recovery methods may be developed in the future as petroleum technology continues to evolve.

Reserves may be attributed to either conventional or unconventional petroleum accumulations. Petroleum accumulations are considered as either conventional or unconventional based on the nature of their in-place characteristics, extraction method applied, or degree of processing prior to sale.

RYDER SCOTT COMPANY PETROLEUM CONSULTANTS

PETROLEUM RESERVES DEFINITIONS

Examples of unconventional petroleum accumulations include coalbed or coalseam methane (CBM/CSM), basin-centered gas, shale gas, gas hydrates, natural bitumen and oil shale deposits. These unconventional accumulations may require specialized extraction technology and/or significant processing prior to sale.

Reserves do not include quantities of petroleum being held in inventory.

Because of the differences in uncertainty, caution should be exercised when aggregating quantities of petroleum from different reserves categories.

RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(26) defines reserves as follows:

Reserves. Reserves are estimated remaining quantities of oil and gas and related substances anticipated to be economically producible, as of a given date, by application of development projects to known accumulations. In addition, there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or a revenue interest in the production, installed means of delivering oil and gas or related substances to market, and all permits and financing required to implement the project.

Note to paragraph (a)(26): Reserves should not be assigned to adjacent reservoirs isolated by major, potentially sealing, faults until those reservoirs are penetrated and evaluated as economically producible. Reserves should not be assigned to areas that are clearly separated from a known accumulation by a non-productive reservoir (i.e., absence of reservoir, structurally low reservoir, or negative test results). Such areas may contain prospective resources (i.e., potentially recoverable resources from undiscovered accumulations).

PROVED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(22) defines proved oil and gas reserves as follows:

Proved oil and gas reserves. Proved oil and gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The project to extract the hydrocarbons must have commenced or the operator must be reasonably certain that it will commence the project within a reasonable time.

(i) The area of the reservoir considered as proved includes:

(A) The area identified by drilling and limited by fluid contacts, if any, and

(B) Adjacent undrilled portions of the reservoir that can, with reasonable certainty, be judged to be continuous with it and to contain economically producible oil or gas on the basis of available geoscience and engineering data.

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PETROLEUM RESERVES DEFINITIONS

(ii) In the absence of data on fluid contacts, proved quantities in a reservoir are limited by the lowest known hydrocarbons (LKH) as seen in a well penetration unless geoscience, engineering, or performance data and reliable technology establishes a lower contact with reasonable certainty.

(iii) Where direct observation from well penetrations has defined a highest known oil (HKO) elevation and the potential exists for an associated gas cap, proved oil reserves may be assigned in the structurally higher portions of the reservoir only if geoscience, engineering, or performance data and reliable technology establish the higher contact with reasonable certainty.

(iv) Reserves which can be produced economically through application of improved recovery techniques (including, but not limited to, fluid injection) are included in the proved classification when:
(A) Successful testing by a pilot project in an area of the reservoir with properties no more favorable than in the reservoir as a whole, the operation of an installed program in the reservoir or an analogous reservoir, or other evidence using reliable technology establishes the reasonable certainty of the engineering analysis on which the project or program was based; and

(B) The project has been approved for development by all necessary parties and entities, including governmental entities.

(v) Existing economic conditions include prices and costs at which economic producibility from a reservoir is to be determined. The price shall be the average price during the 12-month period prior to the ending date of the period covered by the report, determined as an unweighted arithmetic average of the first-day-of-the-month price for each month within such period, unless prices are defined by contractual arrangements, excluding escalations based upon future conditions.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

As Adapted From:
RULE 4-10(a) of REGULATION S-X PART 210
UNITED STATES SECURITIES AND EXCHANGE COMMISSION (SEC)

and

PETROLEUM RESOURCES MANAGEMENT SYSTEM (SPE-PRMS)
Sponsored and Approved by:
SOCIETY OF PETROLEUM ENGINEERS (SPE)
WORLD PETROLEUM COUNCIL (WPC)
AMERICAN ASSOCIATION OF PETROLEUM GEOLOGISTS (AAPG)
SOCIETY OF PETROLEUM EVALUATION ENGINEERS (SPEE)

Reserves status categories define the development and producing status of wells and reservoirs. Reference should be made to Title 17, Code of Federal Regulations, Regulation S-X Part 210, Rule 4-10(a) and the SPE-PRMS as the following reserves status definitions are based on excerpts from the original documents (direct passages excerpted from the aforementioned SEC and SPE-PRMS documents are denoted in italics herein).

DEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(6) defines developed oil and gas reserves as follows:

Developed oil and gas reserves are reserves of any category that can be expected to be recovered:

(i) Through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and

(ii) Through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Developed Producing (SPE-PRMS Definitions)

While not a requirement for disclosure under the SEC regulations, developed oil and gas reserves may be further sub-classified according to the guidance contained in the SPE-PRMS as Producing or Non-Producing.

Developed Producing Reserves
Developed Producing Reserves are expected to be recovered from completion intervals that are open and producing at the time of the estimate.

Improved recovery reserves are considered producing only after the improved recovery project is in operation.

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PETROLEUM RESERVES STATUS DEFINITIONS AND GUIDELINES

Developed Non-Producing
Developed Non-Producing Reserves include shut-in and behind-pipe reserves.

Shut-In
Shut-in Reserves are expected to be recovered from:

(1)	completion intervals which are open at the time of the estimate, but which have not started producing;

(2)	wells which were shut-in for market conditions or pipeline connections; or

(3)	wells not capable of production for mechanical reasons.

Behind-Pipe
Behind-pipe Reserves are expected to be recovered from zones in existing wells, which will require additional completion work or future re-completion prior to start of production.

In all cases, production can be initiated or restored with relatively low expenditure compared to the cost of drilling a new well.

UNDEVELOPED RESERVES (SEC DEFINITIONS)

Securities and Exchange Commission Regulation S-X §210.4-10(a)(31) defines undeveloped oil and gas reserves as follows:

Undeveloped oil and gas reserves are reserves of any category that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i)
Reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir, as defined in paragraph (a)(2) of this section, or by other evidence using reliable technology establishing reasonable certainty.

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